Exhibit 99.1

Focused

IAMGOLD CORPORATION Second Quarter Report 2004

Q2 Interim Report - 2004
For the Six Months Ended June 30, 2004

IAMGOLD
Second Quarter Financial Results

Highlights:

➢	Net earnings for the quarter declined to $0.1 million compared to $2.0 million for the second quarter of 2003 as a result of corporate transaction costs which totaled $5.7 million for the quarter.

➢	Attributable production for the quarter amounted to 108,000 ounces (YTD 214,000 ounces) at a cash cost, as defined by the Gold Institute (“GI”), of US$243/oz (YTD US$241/oz).

➢
Operating cash flow for the quarter was negative US$6.3 million (YTD negative US$0.5 million) as a result of corporate transaction costs and a temporary increase in working capital requirements for the Company’s Malian operations.

➢	Royalty revenues increased five-fold on a year-to-date basis due to the addition of the Diavik diamond royalty.

➢	On May 27, 2004, Golden Star Resources Ltd. made an unsolicited offer for the common shares of IAMGOLD.

➢
Following shareholders rejection of the proposed business combination between IAMGOLD and Wheaton River Minerals Ltd. on July 6, 2004 the Special Committee of the Board of Directors of IAMGOLD initiated a process to maximize shareholder value.

Consolidated Financial Results Summary (US$000’s):

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Net earnings	$77	$2,045*	$5,983	$5,517*
Operating cash flow	$(6,263)	$7,850	$(490)	$20,142
Net earnings per share	$0.00	$0.01	$0.04	$0.04
Operating cash flow per share	$(0.04)	$0.05	$0.00	$0.14
Gold produced (oz) IMG share	108,185	108,919	213,842	210,022
GI cash cost (US$/oz)	$243	$215	$241	$216
Total production cost (US$/oz)	$310	$276	$311	$279
Average realized gold price (US$/oz)	$401	$350	$409	$355

*	Restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

Net earnings for the second quarter of 2004 were $0.1 million or $0.00 per share compared to $2.0 million or $0.01 per share for the second quarter of 2003. Net earnings for the first half of 2004 were $6.0 million or $0.04 per share compared to $5.5 million or $0.04 per share for the first half of 2003. The decrease in earnings in the second quarter is attributable to costs totaling $5.7 million relating to due diligence activities, financial advisory fees and legal services for the Wheaton River merger proposal and the Golden Star unsolicited takeover offer. These costs were somewhat offset by the higher realized price for gold of $401 per ounce for the second quarter of 2004 and $409 per ounce year-to-date as compared to $350 per ounce and $355 per ounce for the same periods in 2003. Royalties from the Diavik diamond mine for the second quarter also helped offset the expenses related to corporate transaction costs.

Operating cash flow for the second quarter of 2004 was negative $6.3 million or negative $0.04 per share compared to $7.8 million or $0.05 per share for the second quarter of 2003. For the second quarter of 2004, operating cash flow was negatively impacted by no cash distributions from Tarkwa and Damang, corporate transaction expenses and a build-up of working capital at the Sadiola and Yatela operations which has reduced subsequent to the end of the quarter. In accordance with accounting policy, only cash distributions from Tarkwa and Damang are included in IAMGOLD’s operating cash flow.

Summarized Financial Results
(in $000’s except where noted)

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr

	-----------------------------(Restated)-----------------------------
Net earnings (US$)*	$3,472	$2,045	$4,587	$5,376	$5,906	$77
Net earnings per share
- basic & diluted (US$)*	0.03	0.01	0.03	0.04	0.04	0.00
Operating cash flow (US$)	12,292	7,850	6,485	4,011	5,773	(6,263)
Operating cash flow per share
- basic & diluted (US$)	0.09	0.05	0.04	0.03	0.04	(0.04)
Cash and bullion balance (US$)	93,014	99,816	106,463	113,958	113,190	94,900
Gold spot price (US$/oz)***	352	347	363	391	408	401

*	2003 figures have been restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.

I A M G O L D C O R P O R A T I O N | 2

IAMGOLD Attributable Production and Costs

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Production (000 oz)
Sadiola - 38%	40	40	42	50	45	45
Yatela - 40%	21	30	19	17	20	25
Tarkwa - 18.9%	26	25	28	27	26	23
Damang - 18.9%	15	14	14	14	15	16
Total production	101	109	103	108	106	108
GI cash cost (US$/oz - IMG share)*	217	215	221	246	239	243
Gold spot price (US$/oz)**	352	347	363	391	408	401

*
Weighted average Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP.

**	Average gold price as per the London pm fix.

Forecast 2004 production for IAMGOLD is 440,000 ounces, slightly below previous guidance of 445,000 ounces. Gold Institute cash cost for 2004 is forecast at $235 per ounce, compared to the previous estimate of $225 per ounce.

RESULTS OF OPERATIONS

Sadiola Mine (IAMGOLD interest - 38%)

Summarized Results
100% basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr

Ore milled (000t)	1,190	1,290	1,240	1,350	1,160	1300
Head grade (g/t)	3.1	2.6	2.7	3.7	3.9	3.8
Recovery (%)	86	93	92	84	80	74
Gold production - 100% (000 oz)	104	105	111	132	117	117
Gold sales - 100% (000 oz)	113	101	105	134	118	116
Gold revenue (US$/oz)	369	359	365	402	418	411
Direct cash costs (US$/oz)	216	208	187	227	210	234
Production taxes (US$/oz)	23	20	20	24	25	23
Total cash costs (US$/oz)	239	228	207	251	235	257
Accounting adjustments (US$/oz)	(28)	(11)	(9)	(25)	(15)	(15)
GI cash cost (US$/oz)	211	217	198	226	220	242
GI cash cost (US$000)	21,872	22,666	21,984	29,907	25,781	28,373
IMG share - 38% (US$000)	8,311	8,613	8,354	11,365	9,797	10,782
GAAP reconciling items (US$000)**,#	726	(950)	(624)	(272)	565	187
Mining expense (US$000)	9,037	7,663	7,730	11,093	10,362	10,969

*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
**	Canadian GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.
#	2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

I A M G O L D C O R P O R A T I O N | 3

Gold production at the Sadiola mine during the second quarter was 117,000 ounces, consistent with first quarter 2004 production and was 11% above the second quarter 2003 production. During the second quarter, approximately 50% of the feed to the mill was from sulphide ores. These sulphide ores were of a higher grade and of a refractory nature with percentage gold recoveries averaging in the mid-sixties. In general, at Sadiola the refractory nature of the sulphide ore increases with grade and results in a corresponding lower recovery. Over the longer term, recoveries from sulphide ores are still expected to average approximately 80%. Recoveries from oxide ores continue to average in the mid-nineties.

The Gold Institute cash costs at Sadiola increased to $242 per ounce for the second quarter of 2004. Reagent costs were 38% higher than budget due to higher unit consumption rates and higher supply costs.

Asset additions at Sadiola amounted to $2.6 million for the second quarter of 2004 and $3.1 million year-to-date. The above amounts were expended on a variety of smaller capital projects. Exploration expenditures were $2.8 million for the second quarter and $4.8 million year-to-date, of which $1.9 million and $2.5 million were spent in the respective periods on drilling for the deep sulphide project. The remaining amounts were spent on oxide and other exploration programs.

During the quarter, a profit distribution of $4.0 million was paid to shareholders, resulting in a total of $11.0 million paid year-to-date in 2004. IAMGOLD’s share of these distributions was $1.5 million for the quarter and $4.2 million year-to-date. Subsequent to quarter end, an additional dividend of $13.0 million was paid with IAMGOLD’s share being $4.9 million. Operating cash flow at Sadiola was $38.8 million for the second quarter and $47.4 million year-to-date.

The financial instrument position for the Sadiola mine at June 30, 2004 was 15,000 of written call options at an average strike price of $385 per ounce. The mark-to-market loss of this call position at both December 31, 2003 and March 31, 2004 was $1.4 million and $0.7 million at June 30, 2004.

Production for 2004 at Sadiola remains forecast at 465,000 ounces but Gold Institute cash cost is forecast at $235 per ounce versus the $225 per ounce provided in the Company’s previous guidance.

I A M G O L D C O R P O R A T I O N | 4

Yatela Mine (IAMGOLD interest - 40%)

Summarized Results
100% basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr

Ore crushed (000t)	740	700	470	680	640	760
Head grade (g/t)	2.8	3.8	2.3	2.2	3.6	3.4
Gold stacked (oz)	67	85	35	49	74	81
Gold production - 100% (000 oz)	53	75	48	42	51	62
Gold sales - 100% (000 oz)	54	70	53	45	46	71
Gold revenue (US$/oz)*	355	346	358	395	405	395
Direct cash costs (US$/oz)	210	172	247	444	335	283
Production taxes (US$/oz)	23	20	24	26	22	28
Total cash costs (US$/oz)	233	192	271	470	357	311
Accounting adjustments (US$/oz)**	(20)	11	(7)	(134)	(72)	(61)
GI cash cost (US$/oz)	213	203	264	336	285	250
GI cash cost (US$000)	11,400	15,231	12,743	13,874	14,536	15,487
IMG share - 40% (US$000)	4,560	6,092	5,097	5,550	5,815	6,195
GAAP reconciling items (US$000)***,#	137	(328)	(272)	261	(619)	1,266
Mining expense (US$000)	4,697	5,764	4,825	5,811	5,196	7,461

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.
***	Canadian GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.
#	2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

Comparing the second quarter of 2004 to the first quarter of 2004 at Yatela, gold production increased by 22% and costs declined by 12% as the difficulties presented by the heavy rains in 2003 were mitigated.

Capital expenditures at Yatela were $2.0 million for the second quarter and $4.3 million year-to-date. Of these amounts, leach pad expansion costs were $1.4 million for the second quarter and $3.3 million year-to-date. Operating cash flow at Yatela was negative of $0.3 million for the quarter and positive of $2.9 million year-to-date.

Previous guidance for gold production at Yatela for 2004 was 275,000 ounces with a Gold Institute cash cost of $235 per ounce. These targets may prove difficult to attain, and while the mine is currently investigating measures to minimize any reductions to production, a more achievable forecast is 250,000 ounces for the year at a cash cost of $245 per ounce. The largest impediment to achieving the higher production level is the mechanical availability of the drilling and haulage equipment at the main Yatela pit. Mobilization of additional equipment to alleviate shortages will take some months to achieve and will be able to improve production levels in the fourth quarter but likely not in the third quarter.
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Tarkwa Mine (IAMGOLD interest - 18.9%)

Summarized Results
100% basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr

Ore crushed (000t)	3,850	3,720	4,080	3,920	4,170	3,840
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.4
Gold stacked (000 oz)	172	162	185	191	226	201
Expected yield (%)	74	75	75	73	74	71
Gold production & sales - 100% (000 oz)	136	129	148	142	137	123
Gold revenue (US$/oz)*	342	336	361	391	407	395
Direct cash costs (US$/oz)	187	204	200	215	244	269
Production taxes (US$/oz)	11	10	11	12	12	12
Total cash costs (US$/oz)	198	214	211	226	256	281
Gold-in-process adjustments (US$/oz)	14	9	10	13	(8)	(20)
GI cash cost (US$/oz)	212	223	221	240	248	261
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	21,731	16,426
IMG share - 18.9% (US$000)	3,348	2,758	3,899	4,047	4,107	3,105
GAAP reconciling items (US$000)**	(1,844)	(1,684)	(1,868)	(1,917)	(1,920)	(1,599)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	2,187	1,506

*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
**	Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

During the second quarter of 2004, mining activities at site were at record levels with 14.3 million tonnes of waste mined along with 4.2 million tonnes of ore. The high level of waste stripped was necessary to expose and allow access to some higher grade ores. The lack of access to the higher grade ores during the second quarter did result in lower than anticipated gold production of 123,000 ounces compared to 129,000 ounces during the second quarter of 2003.

Asset additions at Tarkwa amounted to $65.2 million for the second quarter of 2004 and $110.4 million year-to-date. The majority of the capital expenditures was for the construction of the new mill and the conversion from contract mining to owner-operated mining and amounted to $22.2 million and $37.9 million, respectively for the second quarter and $49.0 million and $53.5 million year-to-date. Construction activity for the new mill remains ahead of schedule with initial commissioning activities expected to begin in the third quarter of 2004. Full commercial production is expected by year-end. The forecast cost of the mill is 10% over budget at $94 million versus $85 million originally budgeted, of which 7% is attributable to unfavourable foreign exchange movements. The transition to owner mining was fully and successfully implemented in late June with total costs being as budgeted. Anticipated productivity levels with the new fleet have already been attained and are favourably impacting unit mining costs.

I A M G O L D C O R P O R A T I O N | 6

The construction of the mill and the fleet of new mine equipment is being funded by shareholder loans. To June 30, $135 million had been expended on these two projects of which IAMGOLD’s share was $28.4 million. Including an advance of $9.0 million made in the second quarter, IAMGOLD has provided funding of $11.7 million to date for these two projects. The balance of $16.6 million will be provided during the third quarter. Cash balances at Tarkwa as at June 30, 2004 were $43.9 million. A distribution of $20.0 million was made to shareholders during the third quarter of which IAMGOLD’s portion was $4.0 million.

Production for 2004 at Tarkwa is forecast at 585,000 ounces compared to 595,000 ounces provided in previous guidance as a result of the lower production in the second quarter. Gold Institute cash costs are forecast at $235 per ounce versus the previously provided $220 per ounce. The increase is due primarily to the higher levels of stripping attained at the mine.

Damang Mine (IAMGOLD interest - 18.9%)

Summarized Results
100% basis

	2003				2004
*	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr

Ore milled (000t)	1,230	1,310	1,180	1,360	1,300	1,390
Head grade (g/t)	2.2	2.1	2.0	2.0	2.0	2.1
Recovery (%)	91	92	92	90	90	90
Gold production & sales - 100% (000 oz)	77	78	70	78	78	83
Gold revenue (US$/oz)*	349	345	359	393	406	395
Direct cash costs (US$/oz)	215	226	218	202	210	200
Production taxes (US$/oz)	11	10	11	12	12	12
Total cash costs (US$/oz)	226	236	229	214	222	212
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	(5)	(6)
GI cash cost (US$/oz)	247	218	228	229	217	206
Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	14,764	15,572
IMG share - 18.9% (US$000)	1,493	1,875	1,741	2,396	2,790	2,493
GAAP reconciling items (US$000)**	(1,138)	(1,257)	(1,295)	(904)	(861)	(1,051)
Earnings from working interest (US$000)	355	618	446	1,492	1,929	1,442

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

Operations at the Damang mine continue to perform better than anticipated with production increasing by 6% and costs declining by 6% compared to the second quarter 2003.

A $2.0 million drill program was approved during the quarter to investigate the feasibility of deepening the main pit. At current gold prices, indications are that a deepening of the pit could extend the life of the Damang operations by one and a half years. Exploration efforts to expand reserves at satellite deposits near the Damang mill have met with some success. It is anticipated that a revised reserve and resource report will be released in September which will quantify these additions.

I A M G O L D C O R P O R A T I O N | 7

Asset additions at Damang were minimal and amounted to $1.5 million for the second quarter of 2004 and $1.7 million year-to-date.

Cash balances at Damang increased by $12.0 million for the quarter and $26.1 million year-to-date. As of June 30, 2004 cash balances stood at $40.4 million. Subsequent to the end of the quarter, a $25.0 million distribution to shareholders was made, of which IAMGOLD’s share was $4.7 million.

Forecast 2004 production at Damang has increased to 280,000 ounces at a Gold Institute cash cost of $235 per ounce versus previous guidance of 265,000 ounces at $235 per ounce.

CORPORATE RESULTS

Mining Interests

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
($ 000’s)		(Restated)		(Restated)

Gold sales	$29,328	$23,514	$55,433	$47,043
Mining expense	18,430	13,428	33,988	27,162
Depreciation and depletion	6,251	5,699	12,981	11,239

Earnings from mining interests	$4,647	$4,387	$8,464	$8,642

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The average gold revenue at Sadiola and Yatela was US$405 per ounce in the second quarter of 2004 and US$409 per ounce year-to-date compared to US$353 per ounce and US$359 per ounce for the same periods in 2003. Revenue was increased by $0.8 million for the second quarter of 2004 and $1.2 million year-to-date to reflect IAMGOLD’s share of the change in the mark-to-market loss on Sadiola call options and the amortization for the deferred hedge revenue.

The Sadiola and Yatela operations have received payments from the Government of Mali relating to rebates for fuel tax and VAT paid by the mines such that balances have been reduced from the high levels outstanding in the first quarter of 2004 to normal working levels.

Working Interests

	Three Months Ended		Six Months Ended
($ 000’s)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Tarkwa	$1,506	$1,074	$3,693	$2,578
Damang	1,442	618	3,371	973

Earnings from working interests	$2,948	$1,692	$7,064	$3,551

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine. The amount of depreciation and amortization included in the above earnings are $1.4 million for the second quarter of 2004 and $2.8 million year-to-date, in comparison to $1.4 million and $2.9 million for the same periods in 2003.

I A M G O L D C O R P O R A T I O N | 8

Royalty Interests

	Three Months Ended		Six Months Ended
($ 000’s)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Gold Royalties
Revenue	$664	$665	$1,201	$978
Amortization	419	434	750	658
Diamond Royalties
Revenue	1,518	-	2,508	-
Amortization	805	-	1,326	-

Earnings from royalty interests	$958	$231	$1,633	$320

Earnings from royalty interests increased 315% in the second quarter and 410% year-to-date compared to the same periods in 2003 due to the addition of earnings from the Diavik diamond royalty. Royalty revenues from the Diavik project of $1.5 million during the second quarter of 2004 and $2.5 million year-to-date is based on the value of diamond sales by the owners during the respective periods. In 2003, the Diavik operations were in the start-up phase and, as a result, no royalty revenues were received until the third quarter of 2003. Revenue was also recorded from the following gold royalty interests for the second quarter of 2004: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

Exploration

Review of Projects

Senegal

Bambadji Project
A diamond drill program on the BA target was started in late June as follow-up to the good reverse circulation drill results obtained in the 2003 campaign.

Before the heavy rains started in mid-July, it was possible to complete 1,100 metres of drilling in seven holes. Results from this drilling are being assessed as they are received. The diamond drill program will continue in November, following the rainy season.

Ecuador

Quimsacocha Project
A 7,500 metre diamond drill program commenced in May, following up on high grade results from vein systems in the D1 zone. A detailed review of results from this on-going program will be the subject of a separate exploration press release.

Brazil

Tocantins Joint Venture
On this 50/50 joint venture with AngloGold covering a large greenstone belt in central Brazil, a drill target has been developed on the Chapada vein system. Drilling is likely to start in September.

I A M G O L D C O R P O R A T I O N | 9

Gandarela Joint Venture
AngloGold is earning into the project by funding a 6,000 metre diamond drill program to test gold-bearing conglomerates of the Moeda Formation, which has similarities to the Witwatersrand gold deposits of South Africa.

Three drill rigs are on site but owing to difficulties encountered in the drilling, none of the holes have reached their targeted depths.

Argentina

Los Menucos Joint Venture
This joint venture in search of epithermal gold deposits in northern Patagonia is funded by Barrick.

A six-hole (1,056m) diamond drill hole program on the Dos Lagunas target did not result in any economic intersections but results are being assessed to check if testing along strike is justified.

On the Catrin target at Cerro La Mina, five diamond drill holes (966m) were put down. Gold grades were low and Barrick plans to shift the exploration focus to the north and northeast of the Catrin area.

Cañadon del Moro
A mixed reverse circulation and diamond drill campaign has been completed on this target in northern Patagonia. Two veins were drill-tested and while gold values were generally not high (best value 2.9 g/t gold over 6m), the drilling encountered high silver values. There were eleven intersections averaging more than 100 g/t silver, the best being 726 g/t silver over 2m, 611 g/t over 3m and 452.3 g/t over 3 m.

The results are being assessed prior to deciding on the next stage of exploration.

Canada

Avalon Joint Venture
IAMGOLD is earning into this project of Rubicon Minerals in Newfoundland by funding exploration. At least one drill target has been identified and a 2,000m drill program is expected to begin in September.

Corporate Administration and Other

Corporate administration totaled $1.8 million for the second quarter of 2004 and $4.1 million year-to-date compared to $1.6 million and $3.6 million for the same periods in 2003. 2003 costs include $0.9 million resulting from the combination of IAMGOLD’s and Repadre’s corporate functions, including one-time charges for severance and office relocation expenses.
2004 costs include non-cash charges of $0.8 million relating to new accounting rules that require expensing the estimated costs of granting share options to employees.

2004 investment income includes a $1.1 million gain relating to sale of a loan in the first quarter of 2004.

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Corporate Transactions

On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. (“Wheaton”). The combination was to be completed by way of a plan of arrangement whereby each Wheaton share would be exchanged for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company’s existing shareholders. The combination required approval by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company’s shareholders. The IAMGOLD shareholder meeting initially scheduled to be held on June 8, 2004 was deferred and ultimately held on July 6, 2004 at which time a majority of the shareholders of IAMGOLD voted against the transaction and, as a result, the arrangement agreement has been terminated. A total of $3.5 million ($0.5 million in Q1, $3.0 million in Q2) has been charged against earnings in respect of financial advisory, legal and due diligence expenses incurred in connection with this transaction.

On May 27, 2004 Golden Star Resources Ltd. (“GSR”) announced an unsolicited take-over bid for IAMGOLD offering 1.15 shares of GSR for each share of IAMGOLD. A Special Committee of the Board of Directors for IAMGOLD was constituted to review the bid and the Board accepted the Special Committee’s recommendations to reject the GSR offer. The GSR offer was subsequently raised to 1.25 shares of GSR for each IAMGOLD share and the Board’s recommendation to shareholders remains to reject the revised offer. A total of $2.7 million has been charged against second quarter earnings in respect of the GSR bid. The bid is ongoing and additional expenses continue to be incurred during the third quarter.

Cash Flow

Operating cash flow was negative $6.3 million for the second quarter of 2004 and negative $0.5 million year-to-date compared to $7.8 million and $20.1 million for the same periods in 2003. The decline is a result of $6.2 million in corporate transaction costs and a temporary build-up of working capital at Sadiola and Yatela. The largest build-ups in working capital at Sadiola and Yatela were in accounts receivable due to an increase of $3.0 million from sales of gold and $1.6 million in amounts recoverable from the government of Mali. Subsequent to quarter-end, both of these accounts were reduced substantially. In addition, dividends and loan repayments from Tarkwa and Damang were delayed to July of this year and will be recorded in the third quarter results.

In respect of investing activities, $2.5 million was invested in the Sadiola and Yatela operations for the second quarter of 2004 and $4.6 million year-to-date. A cash call of $9.0 million was received from the Tarkwa operations and was disbursed during the quarter. In addition, $1.8 million of proceeds relating to the sale of a loan was recognized year-to-date.

The corporate cash position was reduced from $53.2 million at December 31, 2003 and $49.8 million as at March 31, 2004 to $36.9 million as at June 30, 2004, primarily from funding of capital projects at Tarkwa, corporate transaction costs and the payment of dividends.

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Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ millions):

	June 30,	December 31,
	2004	2003

Working Capital	$112.9	$118.5
Current Ratio	6.9	5.3

Cash

Consolidated cash balances totaled $47.2 million at June 30, 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

	June 30,	December 31,
	2004	2003

Joint venture cash	$10.3	$13.5
Corporate cash	36.9	53.2

Total	$47.2	$66.7

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Components of the Company’s corporate cash flow for the second quarter and year-to-date are as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

Inflows
Sadiola cash receipts	$1.5	$3.8	$4.2	$8.4
Royalties received, net of withholding taxes and gold bullion receipts	1.9	0.5	3.3	0.7
Proceeds from sale of marketable securities and loans receivable	-	-	1.8	-
Interest income	0.4	0.2	0.6	0.5
Share issuances, net of share issue costs	-	0.5	0.5	3.0
Net cash acquired from Repadre	-	-	-	34.2
Damang cash receipts	-	1.9	-	3.9
Tarkwa cash receipts	-	4.0	-	4.0
Foreign exchange gain on cash balances	-	1.1	-	2.0
Other	-	0.2	-	-

	$3.8	$12.2	$10.4	$56.7

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	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

Outflows
Investment in Tarkwa	$9.0	$-	$9.0	$-
Dividends	-	-	6.7	2.5
Corporate transaction costs	2.8	0.2	3.3	0.3
Corporate administration	2.4	2.4	3.9	4.9
Exploration and exploration administration	2.0	2.4	3.1	3.2
Foreign exchange loss on cash balances	0.3	-	0.5	2.0
Other	0.2	-	0.2	0.2
Gold bullion purchases	-	3.5	-	14.0

	$16.8	$8.5	$26.7	$25.1

Net inflow (outflow)	$(13.0)	$3.7	$(16.3)	$31.6

Gold Bullion

At June 30, 2004, bullion balances were virtually unchanged from year end 2003 at 145,707 ounces at an average cost of $327 per ounce. The market value of the bullion was $57.7 million using a June 30, 2004 gold price of $396 per ounce.

Changes in Accounting Policy

Stock-based compensation:

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 (“Section 3870”). Section 3870 requires all stock-based compensation be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

Asset retirement obligations:

On January 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (Section 3110). Section 3110 requires that the fair value of liabilities for asset retirement obligations be recognized where incurred and that a corresponding asset be set up and be depreciated over the life of the asset. The Company has adopted Section 3110 retroactively, with prior periods being restated. Accordingly, opening retained earnings as at January 1, 2004 have been increased by $ 0.6 million.

As at August 10, 2004, the number of shares issued and outstanding of the Corporation was 145.6 million.

● ● ● ●

Some of the disclosures included in this interim report for the second quarter of 2004 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements

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Consolidated Statements of Earnings and Retained Earnings
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended June 30, 2004

	Three months ended		Six months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

				(Restated)
Revenue:
Gold sales	$29,328	$23,514	$55,433	$47,043
Royalties	2,182	665	3,709	978

	31,510	24,179	59,142	48,021
Expenses:
Mining	18,430	13,428	33,988	27,162
Depreciation and depletion	6,251	5,699	12,981	11,239
Amortization of royalty interests	1,224	434	2,076	658

	25,905	19,561	49,045	39,059

	5,605	4,618	10,097	8,962
Earnings from working interests	2,948	1,692	7,064	3,551

	8,553	6,310	17,161	12,513

Other expenses(income):
Corporate administration	2,257	1,596	4,089	3,599
Corporate transaction costs (note 8)	5,718	-	6,214	-
Exploration	2,016	2,354	3,084	3,232
Foreign exchange	43	412	-	329
Investment income	(356)	(222)	(1,680)	(455)

	9,678	4,140	11,707	6,705

Earnings before income taxes	(1,125)	2,170	5,454	5,808
Income taxes (recovery):
Current	931	624	2,317	1,499
Future	(2,133)	(499)	(2,846)	(1,208)

	(1,202)	125	(529)	291

Net earnings	77	2,045	5,983	5,517
Retained earnings, beginning of period, as previously reported	45,912	37,325	42,023	33,709
Restatement of opening retained earnings (note 2a)	-	-	(2,602)	-
Prior period adjustment (note 2b)	-	-	585	144

Retained earnings, beginning of period, restated	45,912	37,325	40,006	33,853

Retained earnings, end of period	$45,989	$39,370	$45,989	$39,370

Number of common shares
Average outstanding during period	145,541,000	143,635,000	145,511,000	141,264,000
Outstanding at end of period	145,551,000	143,746,000	145,551,000	143,746,000
Net earnings per share - basic and diluted	$0.00	$0.01	$0.04	$0.04

See accompanying notes to the consolidated financial statements.

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Consolidated Balance Sheet
(unaudited)
(United States Dollars in 000’s, except per share data)

As at June 30, 2004

	As at	As at
	June 30, 2004	Dec. 31, 2003

		(Restated)
ASSETS
Current assets:
Cash and cash equivalents (note 2)	$47,233	$66,675
Gold bullion (145,707 oz - market value $57,671,000) (note 3)	47,667	47,283
Accounts receivable and other	27,827	21,443
Inventories	9,327	10,397

	132,054	145,798
Marketable securities	1,102	1,116
Long-term inventory	15,746	12,773
Long-term receivables	6,861	7,610
Working interests	75,904	59,806
Royalty interests	60,866	62,941
Mining interests (note 1b)	80,160	87,953
Future tax asset	39	47
Other assets	1,240	1,239
Goodwill	74,886	74,886

	$448,858	$454,169

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$19,178	$27,259
	19,178	27,259
Long-term liabilities:
Deferred revenue	828	1,655
Future tax liability	17,886	21,264
Asset retirement obligation (note 1b)	6,108	5,961
Non-recourse loans payable (note 4)	10,870	11,342

	54,870	67,481

Shareholders' equity:
Common shares (Issued: 145,551,179 shares) (note 5)	343,282	342,208
Stock-based compensation (notes 1(a) and 5(b))	4,983	2,138
Share purchase loans	(266)	(266)
Retained earnings	45,989	42,608

	393,988	386,688

	$448,858	$454,169

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Cash Flows
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended June 30, 2004

	Three months ended		Six months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Operating activities:
Net income	$77	$2,045	$5,983	$5,517
Items not affecting cash:
Earnings from working interests, net of dividends	(2,948)	2,300	(7,064)	441
Depreciation and amortization	7,492	6,152	15,090	11,919
Deferred revenue	(413)	(414)	(827)	(827)
Future income taxes	(2,133)	(499)	(2,846)	(1,208)
Stock-based compensation	436	48	756	89
Loss (gain) on sale of marketable securities and long-term receivables	1	-	(1,120)	3
Unrealized foreign exchange losses (gains)	(303)	1,529	(524)	2,308
Change in non-cash current working capital	(7,493)	(3,415)	(7,268)	2,643
Change in non-cash long-term working capital	(979)	104	(2,670)	(743)

	(6,263)	7,850	(490)	20,142

Financing activities:
Issue of common shares, net of issue costs	26	507	563	2,974
Dividends paid	-	-	(6,725)	(2,519)
Repayments of non-recourse loans	(600)	(601)	(603)	(602)

	(574)	(94)	(6,765)	(147)

Investing activities:
Net cash acquired from Repadre Capital Corporation	-	(9)	-	33,393
Mining interests	(2,506)	(2,584)	(4,626)	(4,797)
Note receivable	72	64	24	7
Distributions received (paid) from (to) working interests	(9,034)	1,890	(9,034)	3,895
Gold bullion	(222)	(3,661)	(384)	(14,316)
Proceeds from disposition of marketable securities and long-term receivables	-	-	1,833	24
Other assets	15	(315)	-	359

	(11,675)	(4,615)	(12,187)	18,565

Increase (decrease) in cash and cash equivalents	(18,512)	3,141	(19,442)	38,560
Cash and cash equivalents, beginning of period	65,745	51,254	66,675	15,835

Cash and cash equivalents, end of period	$47,233	$54,395	$47,233	$54,395

Supplemental cash flow information:
Interest paid	$39	$(206)	$78	$109
Income taxes	805	587	2,158	1,447

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Statements
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended June 30, 2004

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

1.	Change in Accounting Policies:

	a)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in the Handbook Section 3870, “Stock-based compensation and other stock-based payments” (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2.6 million and opening share capital has been adjusted upwards by $0.2 million to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

	b)	Provision for reclamation and closure:

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

Increase in mining assets, January 1, 2003		$3,671
Increase in asset retirement obligation, January 1, 2003		3,527

Increase in opening retained earnings, January 1, 2003		144
Increase in net earnings for 2003	- Q1	67
	- Q2	25
	- Q3	186
	- Q4	163

		441

Increase in opening retained earnings, January 1, 2004		$585

The adjustment to opening retained earnings at January 1, 2004 is further summarized as follows:

Increase in mining assets, January 1, 2004	$3,028
Increase in asset retirement obligation, January 1, 2004	2,443

Increase in opening retained earnings, January 1, 2004	$585

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2.	Cash and Cash Equivalents:

	June 30, 2004	Dec. 31, 2003

Corporate	$36,858	$53,171
Joint ventures	10,375	13,504

	$47,233	$66,675

3.	Gold Bullion:

As at June 30, 2004, the Company held 145,707 ounces of gold bullion at an average cost of US$327 per ounce. The market value of this gold bullion, based on the market close price of $396 per ounce was $57,671,000.

4.	Non-Recourse Loans Payable:

	June 30, 2004	Dec. 31, 2003

Yatela loans	$10,870	$11,342
Note receivable from the Government of Mali, included in long-term receivables	6,611	6,635

Net Yatela obligation	$4,259	$4,707

5.	Share Capital:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of
	shares	Amount

Issued and outstanding, December 31, 2003	145,333,845	$342,208
Restatement of opening share capital (note 1(a))		172
Exercise of options	217,334	902

Issued and outstanding, June 30, 2004	145,551,179	$343,282

(a)	Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of June 30, 2004 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

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		Weighted
		Average
		Exercise
	Options	Price

Outstanding, beginning of period	5,414,535	$5.13
Granted	805,000	9.02
Exercised Q1, 2003	(217,334)	3.41
Forfeited	(24,001)	5.33

Outstanding, June 30, 2004	5,978,200	$5.72

Options exercisable, June 30, 2004	4,089,868	$4.78

(b)	Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the six months ended June 30, 2004, $726,000 was recorded as compensation expense relating to the following options:

		Weighted	Total
		Average	Weighted
Year of Grant/		Exercise	Average	June 30, 2004
Modification	# of Options	(Cdn$) Price	Fair Value	Expense

2002	432,667	$7.27	$2.27	$165
2003	910,000	7.61	1.56	232
2004	805,000	9.02	2.14	329

	2,147,667	$8.07	$1.92	$726

In 2004, the Company awarded 22,173 restricted common shares to certain executives of the Company under the Company’s share option plan. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the six months ended June 30, 2004, $29,000 was recorded as compensation expense relating to the restricted share awards.

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6.	Segmented Information:

(a)	The Company’s assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

	Joint Venture
	and Working
June 30, 2004	Interests	Royalties	Corporate	Total

Cash and gold bullion	$10,375	$-	$84,525	$94,900
Other current assets	33,689	-	3,465	37,154
Long-term assets	102,556	75,998	2,591	181,145
Long-term assets related to working interests	135,659	-	-	135,659

	$282,279	$75,998	$90,581	$448,858

Current liabilities	9,991	-	9,187	19,178
Long-term liabilities	17,806	-	17,886	35,692

	$27,797	$-	$27,073	$54,870

Revenues	$55,433	$3,709	$-	$59,142
Operating costs of mine	32,739	-	-	32,739
Earnings from working interests	7,064	-	-	7,064
Depreciation and amortization	12,981	2,076	33	15,090
Exploration expense	-	-	3,084	3,084
Other expense	5	-	10,190	10,195
Interest & investment expense (income), net	1,249	-	(1,605)	(356)
Income taxes	2,166	67	(2,762)	(529)

Net income (loss)	$13,357	$1,566	$(8,940)	$5,983

(b)	The Company’s share of joint venture cash flows for the six months ended June 30, 2004 is as follows:

June 30, 2004

Cash flows from (used in) operations	$6,256
Cash flows from (used in) financing	(603)
Cash flows from (used in) investments	(4,602)

7.	Contingencies and Commitments:

	(a)	The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (“Kinbauri”).

On December 10, 2002, the trial judge released reasons for judgment awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgment interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in Q4, 2002 in relation to this judgment.

The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgment interest rate. The appeals were argued before the Ontario Court of Appeal on April 15th, 2004. Judgment was reserved. A decision was expected during Q2, 2004, but has not yet been released.

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(b)
In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit.

The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a settlement of the audit claims. Discussions with the Ministry of Finance in Mali are continuing, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

8.	Corporate Transactions:

The Company entered into an arrangement agreement on a proposed business combination with Wheaton River Minerals Ltd. on April 23, 2004. The arrangement was rejected through a shareholder vote held on July 6, 2004. Expenses of $2,985,000 and $495,000 relating to this transaction have been charged to second and first quarter 2004 earnings respectively.

During the tenure of the above transaction, Golden Star Resources Ltd. launched an unsolicited takeover bid for the Company. To the end of June 2004, $2,733,000 of expense had been incurred in connection with the bid and this amount was charged to second quarter 2004 earnings. The unsolicited bid continues and advisory costs continue to be incurred. The total expected advisory cost is not quantifiable at this time.

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IAMGOLD
CORPORATION

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4
Canada
Tel: 416 360 4710
Fax: 416 360 4750
Toll free: 1 888 IMG 9999

Email: info@iamgold.com
www.iamgold.com